UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Empire Resorts, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

292052 10 7
(CUSIP Number)

Louis R. Cappelli
c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 85,000 (1)

	8.	Shared Voting Power: 5,107,311 shares (2)

	9.	Sole Dispositive Power: 85,000 (1)

	10.	Shared Dispositive Power: 5,107,311 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,192,311 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.50% (3)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes options granted by Empire Resorts, Inc. (“Empire”) to Louis R. Cappelli (“Cappelli”) which are currently exercisable to purchase 98,333 shares of Empire’s Common Stock.

(2) These shares of Common Stock of Empire are owned directly by LRC Acquisition LLC.

(3) Based upon a total of 69,479,340 shares of Common Stock outstanding as of November 11, 2010 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010. This percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,107,311 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,107,311 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,107,311 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.35% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) These shares of Common Stock of Empire Resorts, Inc. (“Empire”) are owned directly by LRC Acquisition LLC.

(2) Based upon a total of 69,479,340 shares of Common Stock outstanding as of November 11, 2010 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010. This percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

This Amendment No. 11 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 7 to Schedule 13D, effective as of December 31, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 8 to Schedule 13D, effective as of February 5, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 9 to Schedule 13D, effective as of March 25, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 10 to Schedule 13D, effective as of August 21, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

 This statement on Schedule 13D is being filed on behalf of Louis R. Cappelli, an individual residing in the State of New York (“Cappelli”) and LRC Acquisition LLC, a New York limited liability company (“LRC” and, together with Cappelli, collectively, the “Reporting Persons”).

 Set forth below is certain information relating to the Reporting Persons.

(1) Cappelli:

(a) Name:	Louis R. Cappelli
(b) Address:	c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, New York10595
(c) Principal Occupation:	President
Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
(d) During the last five years, Cappelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Cappelli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship	United States

(2) LRC:

LRC Acquisition LLC is a New York limited liability company. The principal activity of LRC is to hold ownership interests in investments. The principal business address of LRC is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The sole member and the managing member of LRC is Louis Cappelli.

During the last five years, LRC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

For services rendered by Louis R. Cappelli (“Cappelli”) as director of Empire Resorts, Inc. (“Empire”): (i) on April 14, 2009, Empire granted to Cappelli options which are currently exercisable to purchase 75,000 shares of Common Stock; (ii) on January 4, 2010, Empire granted to Cappelli 10,000 shares of restricted Common Stock pursuant to Empire’s 2005 Equity Incentive Plan, which grant was cancelled upon the resignation of Cappelli from the Board of Directors of Empire as described in Item 4 of the Schedule 13D, and (iii) on January 4, 2010, Empire granted to Cappelli options which are currently exercisable to purchase 10,000 shares of Common Stock. In the event Cappelli determines to exercise the options described in clauses (i) and (iii) of the preceding sentence to purchase Common Stock, Cappelli currently intends to use personal funds to effect any such exercise.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof in its entirety, and replacing it with the following:

The 2009 Agreement between Empire and Concord has been terminated. The Voting Agreement was also terminated following the special meeting of stockholders of Empire held on November 10, 2009.

In addition, on December 9, 2010, Cappelli resigned from his position as a member of the Board of Directors of Empire, effective immediately.

The Reporting Persons intend continuously to review their rights and options with respect to the 2009 Agreement and the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed by Empire, or the purchasing of debt or equity securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)
Cappelli has a beneficial ownership interest in 5,192,311 shares of Common Stock representing approximately 7.50% of Empire’s Common Stock, consisting of: (i) an indirect ownership interest in an aggregate of 5,107,311 shares of Common Stock representing approximately 7.35% of Empire’s Common Stock, which shares of Common Stock are owned direcly by LRC, and (ii) a direct ownership interest in an aggregate 85,000 shares of Common Stock, representing approximately 0.12% of Empire’s Common Stock. The 85,000 shares owned directly by Cappelli consist of options which are currently exercisable to purchase 85,000 shares of Common Stock. As a result of Cappelli's resignation from the Board of Directors of Empire, options to purchase 10,000 shares of Common Stock will expire 30 days following the date of such resignation, instead of upon the respective expiration dates at the time of the grant.

LRC has a direct ownership interest in 5,107,311 shares of Common Stock representing approximately 7.35% of Empire’s Common Stock. LRC purchased 4,200,000 shares of Common Stock pursuant on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”). In September 2008, LRC also acquired 1,174,512 shares of Common Stock of Empire from Cappelli Resorts, LLC (“Cappelli Resorts”). Cappelli Resorts acquired such shares through a distribution by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Cappelli serves as the managing member and majority owner of both LRC and Cappelli Resorts, and though his interest in Cappelli Resorts, Cappelli also owns a controlling interest in Concord. Beginning in November 2010, LRC sold 267,201 of the 4,200,000 shares of Common Stock in a series of open market broker transactions, as reported on the following Form 4’s filed with the SEC by Cappelli: (i) the Form 4 filed with the SEC on November 24, 2010, (ii) the Form 4 filed with the SEC on November 29, 2010, (iii) the Form 4 filed with the SEC on December 1, 2010, and (iv) the Form 4 filed with the SEC on December 6, 2010.

The Schedule 13D previously reported that Cappelli Resorts owned 1,174,512 shares of Common Stock of Empire. As reported on a Form 3/A, filed by Cappelli and LRC with the SEC on December 6, 2010, LRC has owned such 1,174,512 shares of Common Stock of Empire directly since September 2008.

The percentages reported in this Item 5(a) are based upon a total of 69,479,340 shares of Common Stock outstanding as of November 11, 2010 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, and were calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock other than the shares directly owned by such Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a “group” within the meaning of Section 13(d)(3) of the Act.

(b)
Cappelli has sole voting and dispositive power over 85,000 shares of Common Stock, which consist of options which are currently exercisable to purchase 85,000 shares of Common Stock. Cappelli has shared voting and dispositive power over 5,192,311 shares of Common Stock, consisting of (i) the 85,000 shares of Common Stock described in the previous sentence, and (ii) the 5,107,311shares of Common Stock owned directly by LRC. In addition, on January 4, 2010, Empire granted Cappelli 10,000 shares of restricted Common Stock, which shares were to vest on January 4, 2011. This grant was cancelled upon the resignation of Cappelli from the Board of Directors of Empire, as described in Item 4 of this Schedule 13D.

LRC has shared voting and dispositive voting power over 5,107,311 shares of Common Stock, which it owns directly. Louis R. Cappelli is the sole member and managing member of LRC.

(c)
On November 22, 2010, LRC sold an aggregate of 135,376 shares of Common Stock of Empire in a series of open market broker transactions at prices ranging from $1.30 to $1.49 per share, inclusive (as reported on Form 4 filed with the SEC on November 24, 2010).

On November 24, 2010 LRC sold an aggregate of 15,950 shares of Common Stock of Empire in a series of open market broker transactions at the price of $1.10 per share (as reported on Form 4 filed with the SEC on November 29, 2010).

On November 26, 2010 LRC sold an aggregate of 53,100 shares of Common Stock of Empire in a series of open market broker transactions at the price of $1.10 per share (as reported on Form 4 filed with the SEC on November 29, 2010).

On November 29, 2010 LRC sold an aggregate of 40,100 shares of Common Stock of Empire in a series of open market broker transactions at the price of $1.10 per share (as reported on Form 4 filed with the SEC on December 1, 2010).

On December 2, 1010, LRC sold an aggregate of 100 shares of Common Stock of Empire in an open market broker transaction at the price of $1.10 per share, (as reported on Form 4 filed with the SEC on December 6, 2010).

On December 3, 2010, LRC sold an aggregate of 22,575 shares of Common Stock of Empire in a series of open market broker transactions at prices ranging from $1.11 to $1.14, inclusive (as reported on Form 4 filed with the SEC on December 6, 2010).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the following:

LRC pledged 2,796,572 shares of Common Stock of Empire to Edward J. Minskoff (“Minskoff”) to secure certain loan obligations owed by LRC to Minskoff. LRC subsequently sold 267,201 shares of Common Stock (see Item 5(c)), so that as of the date of this filing 2,529,371 shares of Common Stock of Empire owned by LRC are pledged to Minskoff.

In addition, in order to induce Minskoff to make certain additional credit available to LRC, LRC granted to Minskoff an option to purchase 100,000 shares of Common Stock of Empire at the exercise price of $3.00 per share, which option expires on December 31, 2010.

LRC pledged 1,700,000 shares of Common Stock of Empire to Hudson Valley Bank, N.A. (“Hudson”) to secure certain loan obligations owed by LRC to Hudson.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by replacing in its entirety Exhibit 9 with the following:

Exhibit 9: Joint Filing Agreement, dated as of December 13, 2010, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2010

/s/ Louis R. Cappelli
LOUIS R. CAPPELLI

LRC ACQUISITION LLC

By:	/s/ Louis R. Cappelli
Louis R. Cappelli, Managing Member